Contact

www.linkedin.com/in/rich-mellor-2b351045 (LinkedIn)
www.rwapservices.co.uk (Company)
www.sellmyretro.com (Company)
www.rwapsoftware.co.uk (Company)

Top Skills

Team Management
Project Management
Legal Issues

Rich Mellor

Providing Innovative Solutions for Industry
Greater Stoke-on-Trent Area

Summary

Good all round knowledge of business and working online - with specialist knowledge of the law, SEO, website development, PHP programming and retro computers.

Currently involved in a wide range of enterprises providing innovative solutions:
- Company Secretary for Advanced Blast & Ballistic Systems Limited (www.advanced-blast.com) helping deliver safety solutions for armoured vehicles and eVTOL aircraft
- Administering SellMyRetro (sellmyretro.com) to encourage retro-computer developers to create and market new hardware and software to keep older computers running
- Helping business and enthusiasts extend the life cycle of older equipment by providing printer emulators which can capture data and allow the use of modern printers to replace centronics printers (www.retroprinter.com)

Specialties: UK Law, PHP programming, retro computers, brand development, website and modern SCADA development, auction website development

Experience

Active VTOL Crash Prevention Limited
Company Director
July 2022 - Present (2 months)
Stoke-on-Trent, England, United Kingdom

Developing crash prevention safety systems for eVTOLs and delivery drones. Our systems can ensure the safe landing of an aircraft or drone even during the VTOL phase where there is no forward momentum to generate lift.

Fusion Avionics Limited

Company Secretary
March 2022 - Present (6 months)
Stoke-on-Trent, England, United Kingdom

Development of AI technologies to provide assurance of landing zones and positional information for aircraft and delivery drones.

ADVANCED REACTION MOTOR SYSTEMS LIMITED
Company Director
January 2022 - Present (8 months)
Stoke-on-Trent, England, United Kingdom

Developing unique systems to protect occupants of vehicles in the event of an underbelly mine blast.

Our linear rocket motors have been successfully tested and can even keep a snatch land-rover on the ground when subjected to a mine blast.

ADVANCED BLAST & BALLISTIC SYSTEMS LIMITED
Company Secretary
August 2020 - Present (2 years 1 month)
Derby, England, United Kingdom

Provision of general guidance to the board, building on my past legal and administrative experience.
Contract Management and Marketing Assistance to help build external relationships

SellMyRetro.
Business Owner
March 2015 - Present (7 years 6 months)
Stone,

Long time supporter of the Retro community, I created the marketplace, SellMyRetro.com to specifically target retro computer users and to attract and encourage new home based industry designing and creating new hardware and software for these older machines.

The marketplace offers a low cost alternative to the bigger "all encompassing" marketplaces and has found a real niche with over 2m pageviews per month.

As part of this, we have helped to bring a wide range of SD card devices, keyboard membranes and other replacement parts to market

Retro-Printer

Business Owner
January 2015 - Present (7 years 8 months)
Stoke-on-Trent, England, United Kingdom

Creating printer emulators capable of capturing data and connecting modern printers to older computers and industrial machinery which uses a parallel / centronics port for printing.

MICHAEL JACKSON CONTROLS LIMITED
Company Secretary
July 2000 - Present (22 years 2 months)

Working alongside a TUV certified systems control engineer since 1998, I provide a range of services and advice to this company in both my role as a Company Secretary and as a programmer.

Helped implement baggage handling line for Shelterspan (Heathrow) using object oriented approach in 1999 (PLC-5 programming).

Working on SCADA platform development to make it more web-like and easier for people with multiple languages to understand

Created translation utility to help make SCADA platforms and alarms multi-lingual.

Work on controls software for MagneMotion - in RS Logix.

RWAP Services
Business Owner
November 1987 - Present (34 years 10 months)

Owner of RWAP Services, developing new products for the Enuuk PHP Auction platform and also creating fresh approach to SCADA and PLC programming

Achievements

Development of numerous modules for the Enuuk Online Auction Platform, including a speed-up module resulting in a reduction in overheads by around 35% - tested with 35,000 auctions.

Development and launch of several websites based on the Enuuk platform.

Creation of new 'web-like' multi-language SCADA for control software at major car plant in France.

RWAP Software

Business Owner

1986 - Present (36 years)

Originally formed in 1986 to support the growing number of programs being published for the Sinclair QL Home Computer, RWAP Software has continued to grow supporting a wide range of vintage home computers.

We revive old software titles, publish our own range of software and arranging for new hardware and replacement parts to be manufactured. We also work with and encourage other small designers and hardware builders to help support the market through our marketplace platform (sellmyretro.com).

We have also produced the Retro-Printer module (www.retroprinter.com) which provides a replacement for dot matrix printers - capturing parallel port output and converting it to PDF or plain text, converting PCL, ESC/P2 and Siemens control codes as it goes.

We currently support the Commodore Amiga, Sinclair ZX80, ZX81, ZX Spectrum and QL, the Amstrad CPC664, Cambridge Z88, the Sam Coupé and even the Enterprise 64/128 computer!

We work with UK suppliers where possible to reverse engineer replacement parts to keep these old retro machines running.

Achievements

Arranged for reverse engineering of several replacement parts - keyboard membranes and faceplates.

Project management of design and production of various items of software and hardware

South Staffordshire Housing Association

Assistant Company Secretary

September 2006 - December 2009 (3 years 4 months)

Stafford

Development of Board of Management, policies, procedures and reports - liaison between Board and the Tenant Partnership.

Achievements

Complete re-vision of Operations reports to reduce time taken to compile them from a week to a few hours.

Re-writing and obtaining board approval to several core compliance policies.

Successfully oversaw the implementation of the NROSH electronic reporting system to the Tenant Services Authority - including cleansing and verification of the tenant database (SQL Server)

Preparation of legal documents for creation of group structure (The Housing Plus Group Limited) and undertaking various searches against preferred names for the new company.

Data Solutions Control Limited

Technical Author / Support

September 1998 - January 2001 (2 years 5 months)

Bug testing PLC Software (PLC-5 and SLC-500), including baggage handling systems for a major UK airport and sewerage filters. Creating technical documentation and providing general support to the electrical engineers.

Achievements

Within a month of starting to learn PLC Programming, I identified, tracked down and resolved a bug in software for handling sewerage filters which had puzzled at least 3 previous electrical engineers.

Implemented all aspects of stage 3 of a baggage handling system for Heathrow Airport, from functional design specification through to factory acceptance testing and briefed the engineers in readiness for installation on site - software installed and running within an hour on site with one minor change (missing electrical signal back to the PLC !)

Enoch Evans LLP

Probate Solicitor

September 1991 - August 1996 (5 years)

Did my articles at Enoch Evans and learnt a lot about commercial law as well as probate. When I qualified in 1993, I happily joined the firm as a solicitor specialising in Wills & Probate (with a little commercial landlord and tenant)

Achievements

Head of Probate 1995 - 1996

Instigated new open approach to charging for Trust work

Ensured that all trusts who held accounts in the Building Societies which converted during the 1990s received payments, despite the differing rules and restrictions - in some cases trusts received payments equal to 40% of the amount held in their accounts.

Managed the legal work for lettings on a large commercial industrial estate.

Education

Chester College of Law

Law · (1989 - 1990)

University of Liverpool

Bachelor of Laws - LLB, Law · (1986 - 1989)

shelfield community school

 · (1979 - 1986)